Unilever PLC Separation of Unilever’s Ice Cream Business – Publication of Shareholder Circular On 19 March 2024, Unilever PLC (“Unilever”) announced its intention to separate its ice cream business. After a comprehensive review of the separation options, Unilever announced on 13 February 2025 that separation would be implemented through a demerger (the “Demerger”). The Demerger would result in The Magnum Ice Cream Company N.V. (“TMICC”), a company incorporated and headquartered in the Netherlands, becoming a listed company separate from Unilever. In connection with the Demerger and conditional on its completion, it is also proposed that Unilever undertakes a consolidation of its share capital (the “Share Consolidation”), which is intended to maintain (so far as practicable) comparability between Unilever’s share price and per share metrics (including earnings per share and dividends per share) before and after the Demerger. Unilever has today published a circular to shareholders in relation to the Demerger and Share Consolidation (the “Circular”). The Share Consolidation requires the approval of Unilever shareholders, which will be sought at a general meeting (“General Meeting”) to be held at 8:00 a.m. (UK time) on 21 October 2025 at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ. The approval of Unilever shareholders is not required for the Demerger. The Circular contains information on the Demerger and the Share Consolidation, and the notice of meeting for the General Meeting in relation to the Share Consolidation. Proxy forms for the General Meeting have been posted or made available to the shareholders today. Unilever shareholders are encouraged to read the Circular in full. Proposed timetable The General Meeting will be held at 8:00 a.m. (UK time) on 21 October 2025 at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ. Subject to the satisfaction of certain conditions, the Demerger is expected to complete on 8 November 2025. Admission of the TMICC shares to listing and trading, and the commencement of dealings in TMICC shares, are anticipated to take place on 10 November 2025. Notwithstanding the above, if the Unilever Board determines at any time that the Demerger no longer continues to be in the best interest of Unilever and its shareholders, it is entitled to decide not to proceed with the Demerger.

Subject to the completion of the Demerger and the approval of shareholders at the General Meeting, the Share Consolidation will become effective on 11 November 2025 (or such other date as the Unilever Board may determine). Further information on the key dates in relation to the Demerger and Share Consolidation can be found in the Circular. If any of the expected times and/or dates change, the revised times and/or dates will be notified to Unilever shareholders and Unilever ADS holders by an announcement through a RNS and on Unilever’s website. Availability of documentation The Circular is available on the Company's website at: www.unilever.com/gm. In compliance with UK Listing Rule 6.4.1, a copy of the Circular has been submitted to the National Storage Mechanism and will in due course be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. For further information, please contact: Investor Relations: Investor.Relations@unilever.com Unilever Press Office: Press-Office.London@unilever.com Cautionary Statement This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward- looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.